Filed by: Oxford Health Plans, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Oxford Health Plans, Inc.
Commission File No. 1-16437

        On April 26, 2004, Charles G. Berg, President and Chief Executive Officer of Oxford Health Plans, Inc., distributed the document set forth below to Oxford employees.

April 26, 2004

Dear Fellow Oxford Employee,

        I would like to share some important and exciting news about our Company. Today Oxford Health Plans announced its definitive agreement to merge with UnitedHealthcare, a business unit of UnitedHealth Group. Upon the completion of the transaction, which is subject to shareholder and regulatory approval, Oxford will become a wholly owned subsidiary of UnitedHealth Group. With this alliance, Oxford will enter into a dynamic and positive new phase of its corporate history.

        This transaction joins together two highly complementary organizations, combining the national brand prominence of United with Oxford's leadership position in one of the country's key regional markets. Furthermore, it aligns with Oxford's business strategy by enabling the Company to leverage UnitedHealthcare's national provider network to enhance membership and revenue growth within the tri-state area. Oxford will now be positioned to market and service a more diverse portfolio of business and provide enhanced flexibility and cost efficiency to our clients.

        I hope that you share my enthusiasm regarding the potential rewards that this merger can bring to you and your fellow employees, our members, clients and partners. I also want to reassure you that the decision to merge was driven by business synergies and marketplace growth opportunities, not cost reductions. In fact, Oxford's operational excellence was one of the key factors that made us attractive to United. While Oxford and United share a mutual commitment to eliminating unnecessary costs, we do not anticipate any significant operational or staffing changes, as both management teams agree that Oxford's employees are vital to the future success of the combined enterprise.

        As it stands today:

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  Our Company and our products will continue to carry the Oxford brand name.

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  Oxford will retain its existing offices.

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  I will continue as the CEO and lead the transition team with the support of our current management team, who is committed to this endeavor and the Company.

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  United's New York operations will be folded into ours and its leadership will report to me.

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  There are no significant changes planned for benefits or compensation.

        In the coming weeks and months, we will focus on identifying the "best of breed" practices and programs from both organizations to ensure that our employees benefit from all advantages that may stem from the merger. We will keep you apprised of new developments as they arise.

        I look forward to working with each of you to make this transaction seamless and successful. It is vitally important that all of us continue to maintain our job focus and high standards for performance and customer service. While this is a positive and exciting event for our Company, it is still business as usual!

        I thank you all for your contribution to Oxford as we partner to take this Company to the next level.

Sincerely,

Chuck Berg
President and CEO

Cautionary Statement Regarding Forward-Looking Statements

        This communication contains certain forward-looking information about Oxford Health Plans, Inc. ("Oxford"), UnitedHealth Group Incorporated ("UnitedHealth Group") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Oxford and UnitedHealth Group, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Oxford and UnitedHealth Group; the parties' ability to consummate the proposed merger with, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate Oxford's operations into UnitedHealth Group's UnitedHealthcare unit; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; changes in federal or state regulation relating to health care and health benefit plans; the state of the economy; rising medical costs or higher utilization of medical services, including higher out-of-network utilization under point-of-service plans and new drugs and technologies; competitive pressure on the pricing of Oxford's products, including acceptance of premium rate increases by Oxford's commercial groups; higher than expected administrative costs in operating Oxford's business and the cost and impact on service of changing technologies; the ability of Oxford to maintain risk transfer, risk sharing, incentive and other provider arrangements and the resolution of existing and future disputes over the reconciliations and performance under such arrangements; any changes in Oxford's estimates of its medical costs and expected cost trends; the impact of future developments in various litigation matters and the periodic examination, investigation and review of Oxford by various federal and state authorities; Oxford's ability to renew existing members and attract new members; Oxford's ability to develop processes and systems to support its operations and any future growth and administer new health care benefit designs; and any future acts or threats of terrorism or war. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Oxford nor UnitedHealth Group undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Oxford's and UnitedHealth Group's various SEC reports, including, but not limited to, each party's Annual Report on Form 10-K for the year ended December 31, 2003.

Additional Information and Where to Find It

        This communication may be deemed to be solicitation material in respect of the proposed merger of Oxford and UnitedHealth Group. In connection with the proposed transaction Oxford and UnitedHealth Group intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a prospectus and proxy statement. STOCKHOLDERS OF OXFORD ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to stockholders of Oxford. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov and Oxford stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Oxford. Such documents are not currently available.

Participants in Solicitation

        UnitedHealth Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Oxford common stock in respect of the proposed transaction. Information about the directors and executive officers of UnitedHealth Group is set forth in the proxy statement for UnitedHealth Group's 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 9, 2004. Investors may obtain additional information regarding the interest of such participants by reading the prospectus and proxy solicitation statement if and when it becomes available.

        Oxford and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Oxford common stock in respect of the proposed transaction. Information concerning Oxford's participants is set forth in the proxy statement, dated March 31, 2003, for Oxford's 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy solicitation statement if and when it becomes available.